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                                                               Exhibit (a)(1)(H)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 29, 2001, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, "blue sky" or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.


Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of

Sunquest Information Systems, Inc.
at

$24.00 Net Per Share

by

Sunshine Acquisition Corporation
a wholly-owned subsidiary of
Kirsty, Inc.
an indirect wholly-owned subsidiary of
Misys plc


Sunshine Acquisition Corporation, a Pennsylvania corporation (the "Purchaser") and a wholly-owned subsidiary of Kirsty, Inc., a Delaware corporation ("Kirsty") and an indirect wholly-owned subsidiary of Misys plc, a public company organized under the laws of England ("Misys"), is offering to purchase all outstanding shares of common stock, no par value (the "Shares"), of Sunquest Information Systems, Inc., a Pennsylvania corporation ("Sunquest"), at a price of $24.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto from time to time, constitute the "Offer"). Tendering shareholders whose Shares are registered in their names and who tender their Shares directly to Mellon Investor Services LLC (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering shareholders who have Shares registered in the name of their broker, bank or other nominee should consult with such nominee to determine if any fees or commissions may apply.


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The purpose of the Offer is to acquire control of, and the entire equity interest in, Sunquest. As promptly as practicable following the consummation of the Offer, the Purchaser intends to effect the merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 27, 2001, UNLESS THE OFFER IS EXTENDED.


The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least 80% of the total number of Shares outstanding on a fully-diluted basis (the "Minimum Condition"), and (2) the expiration or termination of the requisite waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to other conditions described in the Offer to Purchase. The Offer is not conditioned upon the Purchaser obtaining financing. For purposes of determining the Minimum Condition, (1) Shares tendered subject to guaranteed delivery shall not be considered validly tendered unless and until delivery shall have been completed and (2) Shares outstanding on a fully-diluted basis shall mean all Shares actually outstanding plus all Shares issuable upon exercise, conversion or exchange of then-outstanding vested options, warrants and other rights.

The Offer is being made pursuant to an Agreement for Tender Offer and Merger, dated as of June 24, 2001 (the "Acquisition Agreement"), among Misys, Kirsty, the Purchaser and Sunquest. The Acquisition Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that after the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions, the Purchaser will adopt, without a vote of shareholders of Sunquest pursuant to Section 1924(b)(1)(ii) of the Pennsylvania Business Corporation Law (the "PBCL"), a plan and agreement of merger pursuant to which the Purchaser will be merged with and into Sunquest (the "Merger"), with Sunquest surviving the Merger as an indirect wholly-owned subsidiary of Misys. At the effective time of the Merger, each outstanding Share (other than Shares held in treasury by Sunquest, Shares held by Misys or by any subsidiary of Misys or Sunquest or by shareholders who have properly exercised their dissenters' rights under Section 1930 of the PBCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive $24.00 per Share (or such higher price as may be paid in the Offer), net to the seller in cash, without interest thereon. The Acquisition Agreement is more fully described in Section 13 of the Offer to Purchase.


In connection with the execution of the Acquisition Agreement, Dr. Sidney A. Goldblatt, Chairman of the Board of Directors and Chief Executive Officer of Sunquest, and certain other shareholders of Sunquest have entered into a Shareholders' Agreement with Misys, Kirsty and the Purchaser, dated as of June 24, 2001, pursuant to which, among other things, such shareholders have agreed
(1) to tender (and not to withdraw) their Shares in the Offer, as well as any other Shares acquired by them prior to the expiration of the Offer, including pursuant to the exercise of stock options, any warrants or similar instruments and (2) to grant the Purchaser an option over their Shares which is
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exercisable if the Acquisition Agreement is terminated under certain circumstances. As of June 24, 2001, the shareholders of Sunquest party to the Shareholders' Agreement together owned or had voting and investment control of approximately 76% of the outstanding Shares (or approximately 70% of the Shares on a fully-diluted basis). The Shareholders' Agreement is more fully described in Section 13 of the Offer to Purchase.


THE BOARD OF DIRECTORS OF SUNQUEST UNANIMOUSLY (1) HAS DETERMINED THAT THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF SUNQUEST, (2) HAS APPROVED THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (3) RECOMMENDS THAT THE SHAREHOLDERS OF SUNQUEST ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.


Deutsche Banc Alex. Brown ("DBAB"), Sunquest's financial advisor, has delivered to Sunquest its written opinion, dated June 24, 2001, that, as of that date and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by DBAB, the cash consideration to be paid in the Offer and the Merger is fair, from a financial point of view, to shareholders of Sunquest. A copy of the written opinion of DBAB is contained in Sunquest's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") in connection with the Offer, a copy of which is being furnished to shareholders of Sunquest concurrently with the Offer to Purchase.


If by 12:00 midnight, New York City time, on July 27, 2001 (or any later time to which the Purchaser, subject to the terms of the Acquisition Agreement, extends the period of time during which the Offer is open (the "Expiration Date")) all the conditions to the Offer have not been satisfied or waived, the Purchaser has agreed in the Acquisition Agreement to extend the Offer from time to time until such conditions are satisfied or waived, provided that all such conditions are reasonably capable of being satisfied by the reasonable best efforts of the parties to the Acquisition Agreement. The Purchaser may, without the consent of the Company, also extend the Expiration Date (1) as required to comply with any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, (2) if at the scheduled or extended Expiration Date any of the conditions to the Offer have not been satisfied or waived, until such time as all such conditions are satisfied or waived, or (3) on one occasion, for an aggregate period of not more than ten business days for any reason other than those specified in the immediately preceding clauses (1) and (2). Notwithstanding the foregoing, in no event will any extension of the Offer extend beyond October 1, 2001.


Subject to the provisions of the Acquisition Agreement and the applicable rules and regulations of the SEC, the Purchaser reserves the right, in its sole discretion, to waive any or all conditions to the Offer (other than the Minimum Condition) and to make certain other changes in the terms and conditions of the Offer. Subject to the provisions of the Acquisition Agreement and the applicable rules and regulations of the SEC, if, by the Expiration Date, any or all of the conditions to the Offer have not been satisfied, the Purchaser reserves the right (but will not be obligated) to (1) terminate the Offer and return all tendered Shares to tendering shareholders, (2) waive such unsatisfied conditions
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(other than the Minimum Condition) and purchase all Shares validly tendered, or
(3) extend the Offer, and, subject to the terms of the Offer (including the rights of shareholders to withdraw their Shares), retain the Shares which have been tendered, until the termination of the Offer, as extended.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as soon as practicable by public announcement thereof. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares. For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to validly tendering shareholders. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing such Shares or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares, (2) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for, or confirmation of a book-entry transfer with respect to, the Shares are actually received by the Depositary. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser by reason of any delay in making such payment.


Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided in the Offer to Purchase, may also be withdrawn at any time after August 27, 2001. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, the notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. All questions as to the form
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and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described in the Offer to Purchase.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. All shareholders should consult with their own tax advisors as to the particular tax consequences of the transaction to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and changes thereof. Sunquest has provided the Purchaser with Sunquest's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares. The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents may be directed to the Information Agent, and copies will be furnished promptly at the Purchaser's expense. Neither the Purchaser, Kirsty nor Misys will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

GEORGESON LOGO

111 Commerce Road
Carlstadt, New Jersey 07072
Bank and Brokers Call Collect: (201) 896-1900
All Others Call-Toll-Free: (888) 385-4945
June 29, 2001